SEC File Number 0-21513
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check One):                                [ ] Form 10-K                                [ ] Form 20-F                                [ ] Form 11-K                                [x] Form 10-Q[ ] Form N-SAR

For Period Ended:  September 30, 2008
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________

PART I – REGISTRANT INFORMATION
DXP Enterprises, Inc.
Full Name of Registrant

Former Name if Applicable

7272 Pinemont Drive
Address of Principal Executive Office (Street and Number)

Houston, Texas 77040
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 within the prescribed time period without unreasonable effort or expense as the result of the delays in finalizing our purchase price allocation for finished goods inventory in connection with business combinations (acquisitions).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Mac McConnell                                                                    713-996-4730
     (Name)                                                        (Area Code  and Telephone Number)

(2)
Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s)    [x] Yes[  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [x] Yes[  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2008 compared to the quarter ended September 30, 2007:

Sales increased to $186.9 million from $106.8 million.
Net income increased to $7.0 million from $4.5 million.
Diluted earnings per share increased to $0.51 from $0.33.
DXP Enterprises, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                DXP Enterprises, Inc.
Dated:  November 10, 2008                By: /s/Mac McConnell
                                          Mac McConnell, Sr. Vice President, CFO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001)

1.	This form is required by Rule 12b-25 (17 CFR240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendment to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers undable to submjit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter.)